Exhibit 99.1

WHEATON PRECIOUS METALS ENTERS INTO AGREEMENT TO TERMINATE ITS EXISTING SILVER STREAM IN THE KENO HILL SILVER DISTRICT

VANCOUVER, BC, July 5, 2022 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is announcing that it has entered into a definitive agreement with Hecla Mining Company ("Hecla") (NYSE: HL) to terminate its silver stream on Alexco Resource Corp.'s ("Alexco") (NYSE American: AXU) (TSX: AXU) Keno Hill Silver District ("Keno Hill") in the Yukon, Canada for US$135 million.

"The termination of the Keno Hill stream further demonstrates our ability to strategically identify opportunities both inside and outside of our portfolio that create value for our shareholders and positions Wheaton to continue to have one of the strongest balance sheets in the industry. While we firmly believe that Keno Hill is a high-quality district with significant exploration potential, given recent announcements, the ability to obtain an immediate return on the termination of the stream was too compelling to ignore," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "We believe Hecla is well positioned to effectively mine Keno Hill and maximize its full potential."

On July 5, 2022, Hecla announced its intention to acquire Alexco through a definitive arrangement agreement, which remains subject to shareholder and regulatory approvals. The termination of the Keno Hill silver stream is conditional upon Hecla completing its announced proposed acquisition of Alexco together with other customary approvals.

As consideration for the termination of the Keno Hill silver stream, Hecla will issue to Wheaton $135 million of Hecla common shares. Subsequent to the closing of the termination of the Keno Hill silver stream, Wheaton will own approximately 5.6% of Hecla's issued and outstanding common shares. The exact number of Hecla common shares to be issued will be calculated immediately before the closing date.

Hecla is the largest primary silver producer in the United States. In addition to operating mines in Alaska, Idaho and Québec, Canada, the Company owns a number of exploration projects in world-class silver and gold mining districts throughout North America.

The closing of the transaction with Hecla, including the termination of the Keno hill stream, is subject to Hecla closing its acquisition of Alexco and other customary conditions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, the termination of the Keno Hill silver stream to Hecla for $135 million and the satisfaction of each party's obligations in accordance with definitive documentation relating to the termination of the Keno Hill silver stream. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the termination of the Keno Hill silver stream and the satisfaction of each party's obligations in accordance with the terms of the definitive documentation relating to the termination of the Keno Hill silver stream, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2021 and Form 6-K filed March 10, 2022 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the period ended December 31, 2021 available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the receipt of $135 million from Hecla and the satisfaction of each party's obligations in accordance with the terms of the definitive documentation relating to the termination of the Keno Hill silver stream, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2022/05/c1846.html

%CIK: 0001323404

For further information: Patrick Drouin, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 06:57e 05-JUL-22